Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 22 DATED JULY 1, 2021
TO THE OFFERING CIRCULAR DATED JULY 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of June 30, 2021;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to July 2021 Distribution; and
•	Real Estate Performance.

Net Asset Value as of June 30, 2021

As of June 30, 2021, our net asset value (“NAV”) per common share is $12.68. This NAV per common share shall be effective until updated by us on or about September 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2021 [1]	March 31, 2021 [1]
ASSETS
Investments, at fair value	$139,132	$109,019
Real estate properties, at fair value	19,140	17,470
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	19,799	24,374
Other real estate investments, at fair value	100,193	67,175
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	2,983	12,651
Current interest receivable	19	175
Other assets	24	13
Total Assets	$142,158	$121,858

LIABILITIES
Accounts payable	$444	$281
Due to related party	261	261
Note payable	17,000	-
Dividends payable [2]	1,116	1,133
Settling subscriptions	-	6
Total Liabilities	$18,821	$1,681

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 9,727,807 and 9,970,835 shares outstanding, net of offering costs, on June 30, 2021 and March 31, 2021, respectively	$85,151	$89,103
Retained earnings	7,280	6,802
Net adjustments to fair value	30,906	24,272
NET ASSETS	$123,337	$120,177
NET ASSET VALUE PER SHARE, on 9,727,807 and 9,970,835 shares outstanding for the periods ended June 30, 2021 and March 31, 2021, respectively [3]	$12.68	$12.05

[1] Estimated Balance Sheets as of June 30, 2021 and March 31, 2021.

[2] This amount does not include the accrual for dividends payable that were declared before June 30, 2021 that relate to the third quarter of 2021, or dividends payable that were declared before March 31, 2021 that relate to the second quarter of 2021, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on June 30, 2021 and March 31, 2021, respectively.

On July 1, 2021, the Company announced that its net asset value per share (“NAV”) as of June 30, 2021 is $12.68 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about September 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2021, the per share purchase price of our Common Shares will be $12.68 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after September 30, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended June 30, 2021, we expect to redeem approximately 235,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to June 30, 2021.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66
December 31, 2020	$11.96
March 31, 2021	$12.05
June 30, 2021	$12.68

Update to July 2021 Distribution

On June 29, 2021, we declared a daily distribution of $0.0014383562 per share (the “July 2021 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2021 and ending on July 31, 2021. As of July 1, 2021, the July 2021 Daily Distribution Amount equates to approximately 4.14% on an annualized basis calculated at the current rate, assuming a $12.68 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance of its multi-family assets, especially those located across the Sunbelt region, due to ongoing demand for relatively affordable, well-located apartment housing.

In addition, the Washington, DC area industrial project continues to make progress toward construction on the proposed new development, which is expected to begin this year. Rent increases seen across the industrial sector have also put upward pressure on market values for these types of assets.